Exhibit 99.4

¢			¢
Annual General Meeting of China Mobile Games and Entertainment Group Limited

Annual General Meeting of China Mobile Games and

Entertainment Group Limited

to be held on December 11, 2014

For Holders as of November 3, 2014

MAIL

•    Mark, sign and date your Voting Instruction Form.

•    Detach your Voting Instruction Form.

•    Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on December 4, 2014.

                                                 PROXY TABULATOR FOR

                                                 CHINA MOBILE GAMES AND

                                                 ENTERTAINMENT GROUP LIMITED

                                                 P.O. BOX 8016

                                                 CARY, NC 27512-9903

Date: December 11, 2014 See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only
• The re-election of directors:	For	Against	Abstain
(i) The re-election of Wang Yongchao as a director of the Company to hold office in accordance with the articles of association of the Company.	☐	☐	☐
(ii) The re-election of Xiao Jian Ken as a director of the Company to hold office in accordance with the articles of association of the Company.	☐	☐	☐
• Refreshment of Share Option Scheme Limit

(i)    To approve and ratify the refreshment of the total number of shares[1] issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 28, 2013.

	☐	☐	☐

(ii)    To approve the refreshment of the total number of shares[2] issuable upon exercise of options under the Company’s Share Option Scheme to be 10% of the Company’s ordinary shares in issue as of May 30, 2014.

	☐	☐	☐
[1] Such refreshment had been approved by shareholders of V1 Group (previously known as V0Done Limited) on May 28, 2013.
[2] Such refreshment had been approved by shareholders of V1 Group (previously known as V0Done Limited) on May 30, 2014.

EVENT # CLIENT #
¢	Authorized Signatures - This section must be completed for your instructions to be executed.		¢

Please Sign Here	Please Date Above

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CHINA MOBILE GAMES AND

ENTERTAINMENT GROUP LIMITED

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York Time) on December 4,  2014)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of China Mobile Games and Entertainment Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on November 3, 2014 at the Annual General Meeting of Shareholders of China Mobile Games and Entertainment Group Limited to be held at 8:00 p.m. on December 11, 2014 at the Company’s offices located at 13/F, 8 Wyndham Street, Central, Hong Kong, in respect of the resolutions specified on the reverse.

NOTE:

1.   Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.   It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.